RUBICON
MINERALS CORPORATION

NEWS RELEASE

TORONTO STOCK EXCHANGE SYMBOL:  RMX               AMEX SYMBOL:  RBY                                                                 PR05-03               February 1, 2005

RUBICON ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS
— completes $4.3MM flow through financing —

J.  Garfield MacVeigh, Chairman of Rubicon Minerals Corporation (RMX.TSX) announces changes to its Board of Directors, effective January 27, 2005. In making these changes, Rubicon has moved to decrease management representation on the Board by committing to the development of a strong Board with a majority of independent directors.

Joining the Board as independent Board members will be Kevin Sherkin LLB of Toronto and John Brodie FCA of Vancouver.

Mr.  Sherkin is a practicing lawyer in Toronto, and will serve as a nominee of several Ontario based shareholders. He also has extensive contacts in the Toronto business community.

Mr.  Brodie has 36 years of experience including 28 years as a partner with accounting firm KPMG. He has been elected for distinguished service to the profession of Chartered Accountant of British Columbia and has extensive public company experience.

Stepping down from the Board will be Mr. Douglas Forster and Mr. Michael Gray. Mr. Forster has provided eight years of exemplary service to Rubicon and has offered to step down in order to allow for new Board appointments – the Board of Rubicon wishes him well in his future endeavours.

Mr.  Michael Gray, one of the founding directors of Rubicon, has made a significant contribution to Rubicon’s board and has been an important member of the management team which has increased the market capitalization of the Company from $3 million to over $80 million. Michael has played a key role in advancing the Company’s flagship McFinley project in Red Lake, Ontario, including the 2004 discovery of the Phoenix Gold Zone and has led the exploration team to a number of exploration milestones and new partnerships in both Red Lake and Newfoundland. Michael, in offering to step down as a director to create a more independent board, will now focus his efforts on creating value through exploration success in his management role as V.P. Exploration and Secretary of the Company.

In other matters, the Company recently completed a $4.3 million flow through financing announced December 10, 2004 pursuant to which it issued 3,057,712 shares at a price of $1.40 per share. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “US Securities Act”) or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable state securities laws or an exemption from such registration is available.

Diamond drill programs are currently underway at Rubicon’s flagship McFinley project in Red Lake, Ontario and at the H-pond gold project in Newfoundland.

RUBICON MINERALS CORPORATION

“J. Garfield MacVeigh”

Chairman of the Board

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540 – 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com _________________________________________________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.                                               Page 1
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.